

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2013

<u>Via E-mail</u>
Mr. Mark Pellicane
Chief Executive Officer
Falconridge Oil Technologies Corp.
17-120 West Beaver Creek Rd.
Richmond Hill, Ontario, Canada L4B 1L2

> **Re:** **Falconridge Oil Technologies Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 23, 2013**
> **File No. 333-191018**

Dear Mr. Pellicane:

We have reviewed your amended registration statement and letter dated October 23, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We are in receipt of your confidential treatment request filed October 21, 2013. We will issue comments related to the confidential treatment request under separate cover, and all such issues must be resolved prior to effectiveness of the registration statement.

2. We note your response to prior comments 12, 17, and 21 from our letter to you dated October 2, 2013. Notwithstanding those responses, it appears that the referenced agreements are contracts upon which your business is substantially dependent. Therefore, you will need to file as exhibits your licensing agreement with HydroSlotter Corporation of Canada, and the agreement by which you are "exclusive agents of TST in the United Arab Emirates and exclusive marketing principal of TST with non-exclusive rights to TST in other territories." See Item 601(b)(10) of Regulation S-K.

If appropriate, you may amend your pending request for confidential treatment by filing as part of the revised application with the Office of the Secretary the related materials, including unredacted and marked versions of each such contract. Please refer to Staff Legal Bulletin 1A regarding submissions of confidential treatment requests, which is available on our website at http://www.sec.gov/interps/legal/slbcf1r.htm . In addition, please revise your disclosure to discuss all material terms, including the effective date, the counterparty, amounts to be paid, expiration date, and what each agreement covers.

3.   Please provide updated and consistent disclosure regarding Mr. Pellicane's business experience, and give effect to prior comments 3 and 19 from our letter to you dated October 2, 2013, in that regard. Here are two examples:

- Rather than discussing the past five years as Item 401(e) of Regulation S-K requires, your revised disclosure at page 39 refers to his four years with HSC starting in 2009, and it is unclear if and when his service to HSC ended.
- In your previous filing, you suggested that Mr. Pellicane's efforts resulted in "over $100 million in sales revenue." In response to comment 19, you apparently changed this figure to $30 million, without explanation and without providing the basis for either amount.

Risk Factors, page 5

We could lose our competitive advantages, page 8

4.   You disclose here that your "success and ability to compete depends to a significant degree on [y]our proprietary technology." However, your disclosure elsewhere suggests your business relies on the use of TST Technology, which you license from a third party. Please advise or revise. In addition, please clarify in "Business Overview," if true, that your business relies on TST technology, which is subject to a "non-exclusive" licensing agreement with HdyroSlotter Corporation of Canada. See comment 3 (last bullet point) from our letter to you dated October 2, 2013.

Selling Security Holders, page 14

5.   We note the revised disclosure you provided in response to prior comment 6. To eliminate any ambiguity, please further revise to provide tabular entries for each beneficial owner, including the natural persons indicated in footnotes, and revise the footnotes to clarify that that the natural persons identified exercise voting and/or investment power over the shares held by the listed selling security holders, where applicable. As currently presented, the footnotes and the text which follows are not sufficiently clear.

Description of Business, page 20

6.   Despite your response to prior comment 7, your disclosure retains much which appears
      inconsistent with the actual scope of your limited operations to date. As examples only,
      at page 23 you state: "We tend to operate as an enhancement company and take a share of
      the hydrocarbon assets as repayment" and at page 24 you claim: "By examining the well
      data and historical performance, our engineers are able to accurately predict the yield and
      net result of the technology application, often to within 10% of final yield." Further
      revise your disclosures generally to eliminate the potential for inferences regarding your
      business that your actual results and business experience do not support.

Business Overview, page 22

7.   You disclose that you are the "exclusive agents of TST in the United Arab Emirates and
      the exclusive marketing principal of TST, with non-exclusive rights to TST in any
      geographical region, country, or territory that does not infringe on the territorial rights of
      any other exclusive arrangement for TST that does not involve [you]." However, you
      disclose at footnote 7 to your financial statements that you have the "*non-exclusive* right
      to market, represent and use HSC's Terra Slicing Technology" (emphasis added). Please
      advise or revise.

8.   Please provide us with support for your new statement that TST "technology has been in
      development and use since the early 1990's." Also explain why you suggest at page 24
      that "The GEN-1 TerraSlicing technology has been applied historically since the early
      70's…." We remind you that you must provide accurate and consistent disclosure. See
      prior comment 3 from our letter to you dated October 2, 2013.

Results of Operations for the Three Month Period Ended
May 31, 2013 and 2012, page 32

9.   We note your response to prior comment 16. Further explain the "success fee," and
      quantify the amount of such fee that you received in fiscal 2012.

Financial Statements - Annual

Note 6 - Oil and gas royalty interest obtained, page F-17

10.   We have read your response to prior comment 29, regarding the property interest
      obtained in connection with the Terra Slicing service provided by HydroSlotter
      Corporation. You state that Hydroslotter Corporation was paid directly by the
      counterparty and that you incurred zero costs. The contract you filed indicates that you
      were to receive an up-front payment and a success fee based on the initial production test
      in addition to the overriding royalty interest. Please expand your disclosure to encompass
      these provisions including quantification of the fees or potential fees and clarifying the
      extent to which you earned the success fee based on the results of the production test; it

should be clear how these other two components have been reported in your financial statements.

Given that you describe the well upon which the services were performed as a new uncompleted well, and indicate reserves were established only as a result of your efforts, it is unclear how you determined that FASB ASC 932-360-25-11 would not require the property interest obtain to be assigned value equal to your unreimbursed costs rather than an estimate of fair value. Please explain why you believe this guidance would not apply to your situation, and describe the nature of any reassurance you have obtained from the counterparty to continue operating the property in forming an expectation of recovering the value ascribed.

Note 7 - Commitments and contingencies, page F-18

11.   We note your disclosure explaining that under your licensing arrangement with HydroSlotter Corporation, you are required to split with this entity "all revenue received from well workovers and related oil and gas properties." Please expand your disclosure to clarify how this provision has been applied in accounting for each of the three elements of compensation to which you were entitled under the workover mentioned in Note 6, including your overriding royalty interest. Also disclose the means by which you have access to the Terra Slicing technology for use in your business. For example, please clarify whether you expect that HydroSlotter Corporation will serve as the contractor that will be providing the service, or whether you have independent means of deploying the technology. Finally, please disclose any provisions governing your rights under the licensing agreement as may pertain to renewal or which may lapse without recourse.

Exhibits

12.   Exhibits 10.3 and 99.1 both have been filed in an un-searchable format. Also, exhibit 10.1 (as incorporated by reference to your Form 8-K filed August 21) is filed in an un-searchable format. Please amend your filings to resubmit these exhibits in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: "Edgar Filing," Version 21 (October 2012) and Item 301 of Regulation S-T. See prior comment 33 from our letter to you dated October 2, 2013.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director